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                            December 3, 2021

       Mohsin Y. Meghji
       Chairman and Chief Executive Officer
       M3-Brigade Acquisition II Corp.
       1700 Broadway, 19th Floor
       New York, NY 10019

                                                        Re: M3-Brigade
Acquisition II Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 22,
2021
                                                            File No. 001-40162

       Dear Mr. Meghji:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our October 27,
       2021 letter

       Revised Preliminary Proxy Statement filed November 22, 2021

       Questions and Answers about the Proposals for Stockholders
       Q: What vote is required to approve the proposals presented at the Special Meeting?, page 20

   1. We note your disclosure in response to prior comment 4. Please further revise to quantify the number of shares
held by the Sponsor Parties and to distinguish between the
                                                        percentage of the
remaining shares needed to approve the Business Combination Proposal in the following two
scenarios: (i) all MBAC outstanding shares are voted and (ii) only a quorum of MBAC shares
are voted.
       Why is the Company proposing two different Charter Proposals?, page 22

   2.                                                   Please describe the
material differences between Class A and Class C shares.
 Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany3,
December  NameM3-Brigade
             2021            Acquisition II Corp.
December
Page 2    3, 2021 Page 2
FirstName LastName
If Syniverse fails to maintain effective internal controls over financial reporting at a reasonable assurance level.., page 90

3. Your response to prior comment 14 indicates that Syniverse did not identify any material weaknesses in its internal control over financial reporting related to the May 2021
         Incident. Please explain in greater detail how your assessment of disclosure controls and procedures and internal control over financial reporting considered the fact that the unauthorized access began in May 2016. Describe how Syniverse became aware of the unauthorized access to its operational and information technology systems by an unknown individual or organization. Provide us with a current timeline of the investigation, incident and events that began May 2016. Explain whether the company s directors, officers, and other persons responsible for developing and overseeing controls and procedures were informed about the Incident prior to May 2021.

Risk Factors
Our internal controls over financial reporting may not be effective..., page
119

4. Please revise to address the fact that you identified another error in your financial statements related to the classification of redeemable shares issued during your IPO, which lead to a restatement of prior period financial statements. Discuss the impact this had on the material weakness previously identified, your evaluation of disclosure controls and procedures and your remediation efforts.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 179

5. Please disclose in your proxy statement the information you provided in your response to prior comment 23 regarding the waiver of the corporate opportunities doctrine.
6. Please disclose if and when Syniverse revealed the May 2021 Incident to the company.
         Discuss the board's consideration of the May 2021 Incident.
The Company's Board of Directors' Reasons for the Approval of the Business Combination, page
188

7. We note your response to prior comment 26. Please identify the comparable companies and their comparable metrics. In addition, disclose the valuations of Syniverse implied by the Twilio Investment and the PIPE Investment.
Proposal No. 3 - The Charter Proposal, page 212

8. We note your response to prior comment 31 that the company is relying on Section 242(c)
         of the Delaware General Corporation Law, which permits the resolution authorizing a
         proposed amendment to a corporation   s certificate of incorporation
to provide that at any
         time prior to its effectiveness, notwithstanding stockholder approval, the board may
 Mohsin Y. Meghji
M3-Brigade Acquisition II Corp.
December 3, 2021
Page 3
      abandon the amendment, without further action of the stockholders. We also note your revised disclosure on pages 22-23 which describes how either or both proposed amendments may be abandoned. Please also describe this potential abandonment in your description of the proposal in this section.
Non-GAAP Financial Measures
Reconciliation of Non-GAAP Measures to GAAP, page 299

9. We are continuing to evaluate your response to prior comment 34 and have the following comments. Please clarify the nature of transformation program and the significance to the delivery of your services. Indicate when the program began and its expected completion date. Ensure that your MD&A discussion discusses the impact these expenses had on your results of operations and discusses its anticipated future effects. This program appears to be a known trend that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
M3-Brigade Acquisition II Corp.
Note 2. Restatement of Previously Issued Financial Statements, page F-11

10. We note that the company filed an Item 8.01 Form 8-K on March 8, 2021 that included an audited balance sheet as of the same date. We further note that the company has restated
      such balance sheet here on an unaudited basis. Please explain or revise as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameMohsin Y. Meghji
                                                          Division of
Corporation Finance
Comapany NameM3-Brigade Acquisition II Corp.
                                                          Office of Technology
December 3, 2021 Page 3
cc:       John L. Robinson, Esq.
FirstName LastName